UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of May 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

CONSOLIDATED REVENUE (1) AT MARCH 31, 2007

(Unaudited IFRS data)

Revenue up 9.8% at constant exchange rates
Recurring operating income (2): up 6.7% at constant exchange rates

(Conference-call details on page 4)

VEOLIA ENVIRONNEMENT

At March 31, 2007 (€m)	Adjusted at March 31, 2006 (3) (€m)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
7,795.1	7,162.5	8.8%	4.4%	5.4%	-1.0%
7,952.2 (4)	7,162.5	11.0%	6.6%	5.4%	-1.0%

Veolia Environnement’s consolidated revenue rose 8.8% to €7,795.1 million versus €7,162.5 million at March 31, 2006 (3). Internal growth came in at 4.4% . This figure includes the €134 million negative impact of very mild weather conditions in Europe, as well as a net negative impact of €23 million resulting from the decrease in energy prices on revenue in the energy business. Excluding these impacts, internal revenue growth would have been 6.6% and total growth 11%.

The 5.4% external growth resulted, in particular, from the acquisitions made by Veolia Environnement’s waste management division in the United Kingdom (with a contribution of around €180 million), and Veolia Transport in France and the United States. The negative €74.4 million impact of exchange rate fluctuations (-1%) primarily reflected the depreciation of the US dollar against the euro. The share of revenue posted outside France totaled €4,155.6 million, or 53.3% of the total versus 50.6% at March 31, 2006.

WATER

At March 31, 2007 (€m)	Adjusted at March 31, 2006 (€m)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
2,493.1	2,280.0	9.3%	9.4%	0.8%	- -0.9%

(1)	Revenue from ordinary activities
(2)	Recurring part of operating income: an accounting item is considered to be non-recurring if it does not repeat itself in the normal course of operations during each year and if it significantly alters the economics of one or several cash generating units.
(3)	Financial statements at March 31, 2006 were restated, to ensure comparability, for:
	-	the application of the IFRIC12 interpretation on the accounting treatment of concessions,
	-	the amount of revenue from ordinary activities of Veolia Transport in Denmark, booked in 2006 under the IFRS5 standard and presented in the income statement in the "net income of discontinued operations" line..
(4)	Excluding weather conditions impact and the decrease of energy costs in the energy business.

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•	In France, internal growth, excluding Veolia Water Solutions & Technologies, came in at 5.1% thanks to the good performance of the distribution business and robust growth in the engineering business.
•	Outside France, excluding Veolia Water Solutions & Technologies and excluding Proactiva, revenue increased 8.8% on a like-for-like basis. In Europe, 4.4% growth reflected the starting-up of new contracts signed in 2006, in particular in Central Europe, and growth in concession operations in Italy, partly offset by the end of work on BOT contracts (Brussels and The Hague). Growth outside of France was also supported by the Africa / Middle East region, which increased revenue by 13%.In Asia-Pacific, very strong growth in excess of 40%, was mainly driven by the launch of new contracts in China, South Korea, Japan and Australia.
•	Veolia Water Solutions & Technologies posted a 25% increase in revenue on a like-for-like basis, largely due to strong, sustained growth in the “Design and Build” business in the Middle East, France and Ireland.

ENVIRONMENTAL SERVICES (WASTE MANAGEMENT)

At March 31, 2007 (€m)	Adjusted at March 31, 2006 (€m)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
2,033.3	1,715.1	18.6%	8.2%	12.6%	-2.2%

•	In France, revenue rose 6.5% (6.0% at a constant consolidation scope) under the combined impact of the larger contribution of incineration plants and a satisfactory performance of landfills.
•	Outside France, excluding Proactiva, internal growth of 9.9% was driven by activity across all regional zones. It was noticeably robust in the United Kingdom, with 12.8% internal growth, due to the increasing contribution of integrated contracts. In North America, internal growth totaled 7.0%, led in particular by strong growth in the industrial services business. In Asia, the development of the recent Foshan and Likeng contracts made a significant contribution to the 14.6% internal growth in operations.
•	The 12.6% external growth primarily reflected the acquisition of Cleanaway in the United Kingdom.

ENERGY SERVICES

At March 31, 2007 (€m)	Adjusted at March 31, 2006 (€m)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
1,955.6	2,025.0	-3.4%	-6.2%	2.7%	0.1%

•	The decrease in revenue was a result of the change in energy prices (negative impact of €23 million) and the impact of the mild winter in the first quarter of 2007 in contrast with the first quarter of 2006 when the weather was colder than the ten-year average (negative impact of €134 million). In aggregate, these elements had a negative impact of 7.8% on the change in the division’s revenue.

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•	As a result, in France, revenue decreased by 7.7%, because of the extremely mild winter in the first quarter of 2007 and the decline in energy prices that reduced revenue growth by around €104 million.
•	Outside France, weather conditions were partly offset by the Group’s recent development in particular in Central Europe, the United Kingdom and Australia. Accordingly, total growth in business outside France came in at 3.8% .

TRANSPORTATION

At March 31, 2007 (€m)	Adjusted at March 31, 2006 (€m)	% change 2007/2006	Of which internal growth	Of which external growth	Of which currency effect
1,313.1	1,142.4	14.9%	7.5%	8.9%	-1.5%

•	In the Transportation division, revenue in France increased 17.4%, notably because of the impact of the contribution made by SNCM, new urban and inter-city contracts, and the development of existing contracts.
•	Outside France, revenue grew 13.5%, up 8.8% on a like-for-like basis, and reflected the full impact of the division’s development in North America (+15.7% internal growth), growth in Australia and small acquisitions made in Central Europe and the United Kingdom.

Consolidated operating income increased 6.1% to €654.8 million versus €617.2 million in the first quarter of 2006. It grew 6.7% at constant exchange rates. Weather conditions negatively impacted operating income by €34 million. Excluding this impact, operating income increased 11.6% (12.2% at constant exchange rates).

Net financial debt (1) increased slightly to €14.9 billion versus €14.7 billion at December 31, 2006 because of the capital expenditure program and projects carried out.

Outside the impact of the mild weather, first-quarter results underscored the relevance of Veolia Environnement’s profitable growth strategy.

Due to Veolia Environnement’s growth within its existing contracts, recent business development (e.g. waste contract in Pinellas County, Florida in the United States; water contract awards in the Middle East; and acquisitions within the energy services business in Central Europe), as well as the contribution expected from the acquisition of Sulo in the field of waste management in Germany, consolidated revenue and operating income should grow by at least 10% in 2007.

(1)	Gross financial debt (non-current and current financial debt and bank overdrafts) net of cash and cash equivalents and excluding the revaluation of debt-hedging derivatives.

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Important Disclaimer

Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains forward-looking statements within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control,, such as: risks relating to the development of Veolia Environnement’s activities in highly competitive sectors that require substantial human and capital resources; the risk that changes in energy prices or in tax levels may reduce Veolia Environnement’s profits; the risk that governmental authorities might modify or terminate some contracts entered into with Veolia Environnement; the risk that Veolia Environnement may incur higher costs in the future to comply with environmental regulations; risks relating to exchange rate fluctuations which may have an adverse effect on Veolia Environnement’s financial situation as reflected in its financial statements, leading to a decline in the price of Veolia Environnement’s shares; risks relating to Veolia Environnement’s potential environmental liabilities with respect to past, present and future activities; as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to do so, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement

Analyst and institutional investor contact: Nathalie Pinon - Tel. +33 1 71 75 01 67 Investors in the US contact: Brian Sullivan – Tel. +01 630-371-2749 Press release also available on our web site: http://www.veolia-finance.com

The conference call will be held on May 9, 2007 at 8.30 (CET). The dial-up number is: +44 (0)20 7138 0834

A dial-up replay will be available from May 9, 2007 to May 18, 2007.

The dial-up number is:
44 (0)20 7806 1970
or
1 718 354 1112
(Code 4436887#)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 14, 2007
VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Secretary